EX-99.d.2

Delaware Management Company

100 Independence, 610 Market Street

Philadelphia, PA 19106-2354

July 13, 2026

Nomura ETF Trust II

100 Independence, 610 Market Street

Philadelphia, PA 19106-2354

Re:	Expense Limitations

To whom it may concern:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby, Delaware Management Company, a series of Nomura Investment Management Business Trust (the “Manager”), agrees that in order to improve the performance of the series of Nomura ETF Trust II set forth below (individually, a “Fund” and collectively, the Funds”), the Manager shall waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any 12b-1 fees, acquired fund fees and expenses, taxes, interest, short sale dividend and interest expenses, brokerage fees, certain insurance costs (e.g., D&O/E&O, IDL program, and cyber insurance), and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations (collectively, the “Excluded Expenses”)) in an aggregate amount equal to the amount by which a Fund’s total annual fund operating expenses (excluding any Excluded Expenses) exceed the percentages set forth below for the period from July 13, 2026 through November 6, 2028. For purposes of this Agreement, Excluded Expenses may also include such additional costs and expenses as may be agreed upon from time to time by the Funds’ Board of Trustees and the Manager.

Fund	Expense Cap
Nomura Strategic Income EF	0.40%
Nomura Small and Mid Cap ETF	0.59%

The Manager acknowledges that it (1) shall not be entitled to collect on, or make a claim for, waived fees at any time in the future, and (2) shall not be entitled to collect on, or make a claim for, reimbursed Fund expenses at any time in the future.

Delaware Management Company, a series of

Nomura Investment Management Business Trust

By:	/s/ Daniel V. Geatens
	Name:	Daniel V. Geatens
	Title:	Senior Vice President